UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For The Quarter Ended: June 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UNIT CORPORATION

(Full Name of Registrant)

8200 South Unit Drive

Tulsa, OK 74132

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Unit Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended on June 30, 2020 (“Quarterly Report”) within the prescribed time period without unreasonable effort or expense. Additional time is needed for the Company to complete its financial statements and related disclosures.

On May 22, 2020, the Company and its wholly-owned subsidiaries Unit Drilling Company (“UDC”), Unit Petroleum Company (“UPC”), 8200 Unit Drive, L.L.C. (“8200 Unit”), Unit Drilling Colombia, L.L.C. (“Unit Drilling Colombia”) and Unit Drilling USA Colombia, L.L.C. (“Unit Drilling USA,” together with the Company, UPC, UDC, 8200 Unit and Unit Drilling Colombia, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (“Bankruptcy Court”). On August 6, 2020, the Bankruptcy Court confirmed the Debtors’ plan or reorganization (the “plan”). The Company has invested a considerable amount of its time and resources into the restructuring process and confirmation of the plan. As a result, the Quarterly Report could not be completed within the prescribed time period without unreasonable effort or expense.

The Company intends to file the Quarterly Report as soon as practicable after the completion of the Company’s financial statements and disclosures.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	G. Leslie “Les” Austin	(918)	493-7700
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently estimates that for the three and six months ended June 30, 2020 compared with the three and six months ended June 30, 2019, total revenue decreased approximately $122 and $190 million, respectively; total operating costs decreased approximately $84 and $103 million, respectively; and depreciation, depletion and amortization expense decreased approximately $31 million for the three and six month periods compared to 2019. These anticipated decreases were primarily attributable to lower activity during the six month period ended June 30, 2020 including 22% lower barrel of oil equivalent production, 43% lower oil prices, 47% lower natural gas prices, 74% lower natural gas liquids prices, 54% lower rig utilization and 13% lower gas gathered from the same period in 2019. The decline in depreciation, depletion and amortization expense is also attributable to impairments of $95 and $742 million for the three and six months ended June 30, 2020.

In addition, the Company currently estimates that general and administrative expenses increased by approximately $16 and $18 million, respectively for the three and six months ended June 30, 2020 from the same period in 2019. The increase was primarily attributable to outside legal and consulting fees as well as severance costs incurred due to a reduction in force that occurred during the three months ended June 30, 2020. The Company also anticipates its total loss from commodity derivatives to be approximately $7 and $6 million, respectively, for the three and six months ended June 30, 2020, compared with a gain of $8 and $1 million, respectively for the three and six months ended June 30, 2019.

The foregoing statements are based on our current expectations and assumptions as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ from these preliminary estimates. The risks include, but are not limited to, unexpected changes arising during the ongoing quarterly review procedures. The results presented herein are preliminary, unaudited and subject to change pending the filing of the Quarterly Report.

Certain statements contained in this Form 12b-25, and certain statements contained in the Quarterly Report, will include forward looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this Form 12b-25 that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this Form 12b-25 include, but are not limited to, statements related to the Company’s expectations regarding the Chapter 11 Cases, the filing of its Form 10-Q, the results of operations disclosed therein, and other non-historical statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company. See “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the period ended March 31, 2020 filed with the Securities and Exchange Commission. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The forward-looking statements in this Form 12b-25 are made as of the date hereof, and the Company does not undertake any obligation to update the forward-looking statements as a result of new information, future events or otherwise.

SIGNATURES

Unit Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2020

By:	/s/ G. Leslie “Les” Austin
G. Leslie “Les” Austin
Chief Financial Officer